UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

GENESIS HEALTHCARE CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

37184D101

(CUSIP Number)

Richard Marks, Esq.
c/o Northbrook GH, LLC
500 Skokie Blvd., Suite 310
Northbrook, IL 60062
(847) 559-1002

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 16, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37184D101	Page 2 of 7

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).
Northbrook GH, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	|X|

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,008,983

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power See Row 8 above.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.1%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 37184D101	Page 3 of 7

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).
David Hokin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	|X|

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,008,983

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power See Row 8 above.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.1%

14.	Type of Reporting Person (See Instructions) IN

Item 1.    Security and Issuer

The class of securities to which this statement on Schedule 13D relates is common stock, par value $0.01 per share (the “Genesis Common Stock”), of Genesis HealthCare Corporation, a Pennsylvania corporation (the “Issuer”). The principal executive offices of the Issuer are located at 101 East State Street, Kennett Square, Pennsylvania 19348.

Item 2.    Identity and Background

This Statement is being filed by Northbrook GH, LLC (“NGH”) and David Hokin (“Hokin” and together with NGH, the “Reporting Persons”).

NGH is a limited liability company organized under the laws of Delaware, and its principal business is general investment activities. NGH’s business address is 500 Skokie Boulevard, Suite 310, Northbrook, Illinois 60062. The sole manager of NGH is Hokin, whose business address, principal occupation and citizenship are set forth below.

Hokin’s business address is 500 Skokie Boulevard, Suite 310, Northbrook, Illinois 60062. Hokin’s principal employment is as Chief Investment Strategist for DH2, Inc., an Illinois corporation (“DH2”). DH2’s principal business is investment and advisory services. Hokin is a United States citizen.

During the last five years, neither of the Reporting Persons has been convicted in any criminal proceedings.

During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

The Genesis Common Stock reported herein by the Reporting Persons were acquired with funds of approximately $48,709,141.01. All of such funds were provided from NGH’s working capital.

Item 4.    Purpose of Transaction

The Reporting Persons purchased the shares of Genesis Common Stock for investment purposes.

The Reporting Persons will review and evaluate the proposed transaction reported on the Issuer’s Form 8-K, filed on January 16, 2007, pursuant to which the Issuer may be acquired by a joint venture between affiliates of Formation Capital, LLC and JER Partners (the “Proposed Transaction”). Further, the Reporting Persons may discuss their investment in the Issuer and the Proposed Transaction with other shareholders, management, the board of directors of Issuer, other investors, industry analysts, existing or potential strategic partners or competitors and others. The Reporting Persons may also consider a variety of alternatives to increase shareholder value, including, without limitation, a sale or transfer of the Issuer, of a material amount of assets of the Issuer, or of any of its subsidiaries, or a change in the present board of directors and/or management of the Issuer. In addition, the Reporting Persons may acquire additional Issuer securities or may determine to sell, trade or otherwise dispose of all or some holdings in the Issuer or take any other lawful action they deem to be in their best interests.

There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of the alternatives discussed in this Item 4. Any courses of action that the Reporting Persons pursue will depend on a variety of factors, including, without limitation, consummation of the Proposed Transaction, current and anticipated future trading price for the Genesis Common Stock, the financial condition, results of operation and prospects of the Issuer, discussions with other parties, and general economic, financial market and industry conditions.

Except as set forth herein, the Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions or changes listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

(a)	Number of	Percentage
	Shares	of Shares
	1,008,983 shares	5.1%

(b)	Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 1,008,983 shares

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 1,008,983 shares

(c) The table attached hereto as Schedule A sets forth the transactions effected by the Reporting Persons in the shares of Genesis Common Stock during the last sixty (60) days. All such transactions were open market transactions.

(d) Not applicable.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in this statement on Schedule 13D, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Genesis Common Stock that are required to be described hereunder.

Item 7.    Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 25th day of January, 2007

NORTHBROOK GH, LLC

By:	/s/ David Hokin	/s/ David Hokin
	David Hokin, Manager	David Hokin

SCHEDULE A

During the past sixty (60) days, NGH effected the following open market transactions in the Genesis Common Stock:

Trade Date	Transaction Type	Quantity	Price Per Share ($)	Total Transaction Amount ($)
21-Dec-06	Buy	1000	47.243	47243
09-Jan-07	Sell	-1000	48.9785	-48978.5
10-Jan-07	Sell	-1000	49.728	-49728.47
11-Jan-07	Sell	-3000	50.728	-152185.35
12-Jan-07	Sell	-2000	52.503	-105006.74
16-Jan-07	Buy	12400	61.41899	761595.5
16-Jan-07	Sell	-2000	60.49814	120996.28
17-Jan-07	Buy	9170	61.15	560724.69
18-Jan-07	Buy	8000	61.25	489960
19-Jan-07	Buy	2000	61.23	122450
22-Jan-07	Buy	2000	61.27	122530
25-Jan-07	Buy	1000	61.16	6116